[Chapman and Cutler LLP Letterhead]

July 25, 2023

VIA EDGAR CORRESPONDENCE

Lisa Larken
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Amplify ETF Trust
File Nos. 333-207937; 811-23108

Dear Ms. Larken:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Amplify ETF Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 2, 2023 (the “Registration Statement”). The Registration Statement relates to the Amplify Cash Flow Dividend Leaders ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide the Staff in a separate correspondence the index methodology used by the Fund.

Response to Comment 1

The Trust confirms that it will provide the Staff the index methodology used by the Fund in a separate correspondence.

Comment 2 – Principal Investment Strategies

The Staff notes the use of “dividend” in the Fund’s name. Please revise the Fund’s 80% policy to explicitly refer to the Fund’s dividend investment within its existing or separate policy.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in securities that comprise the Index, which will primarily include dividend paying U.S. equity securities.

Comment 3 – Principal Investment Strategies

The Staff notes the subsection entitled “The Index” set forth in the section entitled “Principal Investment Strategies.” Please revise references to “high free cash flow yields” to read in plain English.

Response to Comment 3

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The Index. The Index uses an objective, rules-based methodology that comprises of at least 40 and up to 100 mid- to large-capitalization publicly traded equity securities of US companies exhibiting characteristics of high free cash flow and consistent dividend growth. A company’s “free cash flow” or “FCF” measures its cash flow from operations minus capital expenditures. (Emphasis added)

Comment 4 – Principal Investment Strategies

The Staff notes that the Fund uses a screen based on free cash flow estimates and earnings but it is not clear to the Staff what relevance the screen has with respect to companies that do not have free cash flow. Please clarify.

Please also provide the Staff with an estimate of the percentage of companies in the Index that are without forward year free cash flow estimates.

Response to Comment 4

The Trust confirms that the Index does not include companies with no forward year estimates available for FCFs or earnings. The referenced disclosure, as well as all similar disclosures, has been removed from the Registration Statement.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the subsection entitled “Index Methodology” set forth in the section entitled “Principal Investment Strategies”:

The remaining securities are ranked by one-half trailing FCF yield plus one-half forward FCF yield. From this list, the 100 securities with the highest values will be selected.

Please consider revising this disclosure to read in plain English.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

The remaining securities are ranked in descending order separately by Trailing FCF Yield (defined as trailing 12-month free cash flow dividends by enterprise value) and Forward FCF Yield (defined as estimated forward-year free cash flow per share divided by share price).

For each candidate, an “FCF Yield Rank” is created by averaging a candidate’s Trailing FCF Yield rank and Forward FCF Yield rank. From the eligible candidates, the 100 securities with the highest FCF Yield Rank will be selected. (Emphasis added)

Comment 6 – Principal Investment Strategies

The Staff notes the references to “positive consensus earnings,” “payout ratio,” and “indicative dividend yield” set forth in the subsection entitled “Index Methodology” set forth in the section entitled “Principal Investment Strategies.”

Please explain what relevance these disclosures have to the Fund’s investment strategy.

Response to Comment 6

The terms noted by the Staff are each a measurement that the Fund uses to screen from the Index certain potential outlier companies that may have a higher likelihood of diminished long-term payout capabilities due to current high payouts.

Comment 7 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the subsection entitled “Index Methodology” set forth in the section entitled “Principal Investment Strategies”:

In the case of a spin-off, the spun-off company will remain in the Index but will require continued dividend growth carting with the next year. The parent company will not require dividend growth in the spin-off year where “year” is the 12-month period between annual Index reconstitutions.

Please consider revising this disclosure to read in plain English.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

In the case of a spin-off, the spun-off company will remain in the Index so long as dividend growth continues the next year. The parent company will not require dividend growth in the spin-off year where “year” is the 12-month period between quarterly Index reconstitutions. (Emphasis added)

Comment 8 – Principal Investment Strategies

The Staff notes that in certain instances, the Fund discloses that it will be reconstituted annually, while in others that it will be reconstituted quarterly. Please reconcile or supplementally explain the discrepancy.

Response to Comment 8

The Trust confirms that the Fund will be reconstituted quarterly (each March, June, September and December), and pursuant to the Staff’s comment, the referenced disclosures have been reconciled.

Comment 9 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the subsection entitled “Index Methodology” set forth in the section entitled “Principal Investment Strategies”:

The minimum amount of constituents is 40. If 40 securities satisfy the above criteria, those are selected and given a 2.5% position weighting.

Please supplementally explain to the Staff what “2.5% position weighting” means.

Response to Comment 9

The Trust confirms that “a 2.5% position weighting” refers to a 2.5% position weighting of the total Index exposure.

Comment 10 – Principal Investment Strategies

The Staff notes the subsection entitled “Diversification Status” set forth in the section entitled “Principal Investment Strategies.” Please consider revising the header “Diversification Status” to “Concentration and Diversification Status.”

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly.

Comment 11 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.

Response to Comment 11

The Trust respectfully declines to revise the disclosure as requested by the Staff. Ultimately, the Trust has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Trust continues to evaluate its approach to the ordering of risk factors in light of recent Securities and Exchange Commission guidance.

Comment 12 – Principal Risks

The Staff notes “Concentration Risk” set forth in the section entitled “Principal Risks.” Please consider rewording the disclosures set forth under “Concentration Risk” to exclude references to “sector” or, if appropriate, replace this risk with “Industry Concentration Risk.”

Response to Comment 12

Pursuant to the Staff’s comment, the risk disclosure has been revised to remove references to “sector” from the risk factor entitled “Concentration Risk.”

Comment 13 – Principal Risk

Please supplementally inform the Staff whether “Creation Units” are purchased primarily with cash or redeemed primarily with cash.

Response to Comment 13

The Trust confirms that Creation Units are expected to be purchased in-kind.

Comment 14 – Principal Risks

If the Fund is classified as “non-diversified” under the 1940 Act, please consider adding a tax risk to the section entitled “Principal Risks.”

Response to Comment 14

Please refer to the Trust’s response to Comment 10 above and the Trust’s “Non-Diversification Risk” disclosure. The Trust does not believe that any additional risks relating to the Fund’s non-diversified status are material to the Fund for the purposes of disclosure in the Registration Statement.

Comment 15 – Additional Information About the Fund’s Strategies and Risks

The Staff notes that, pursuant to Form N-1A, the disclosures in Item 9 should be more fulsome than the disclosures in Item 4. Please revise the disclosures in Item 9 accordingly.

Response to Comment 15

Pursuant to the Staff’s comment, the disclosures in Item 9 have been revised accordingly.

Comment 16 – Additional Information About the Fund’s Strategies and Risks

The Staff notes the following disclosure set forth under the subsection entitled “Equity Securities” set forth under the section entitled “Additional Information About the Fund’s Strategies and Risks”:

The Fund invests in equity securities, including common stocks and/or depositary receipts.

If the use of depositary receipts are part of the Fund’s principal investment strategy, please add relevant disclosures to the summary and statutory prospectus.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows to remove the reference to depositary receipts:

“The Fund invests in equity securities, including common stocks.”

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren